Exhibit 99.1

PRESS RELEASE

WiLAN Announces Closing of $30.0 Million Over-Allotment Option
NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

OTTAWA, Canada – September 12, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) is pleased to announce that it has completed the sale of an additional 30,000 extendible convertible unsecured debentures (the “Debentures”) (TSX:WIN.DB) at a price of $1,000 per Debenture for additional gross proceeds of $30.0 million, pursuant to the full exercise of the over-allotment option granted in connection with the Company's bought-deal Debenture financing which closed on September 8, 2011.  The exercise of the over-allotment option brings the total number of Debentures sold by the Company pursuant to its bought-deal Debenture financing to 230,000 and the total gross proceeds to $230.0 million.

The securities being offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and state securities laws.  Accordingly, the securities may not be offered or sold to U.S. persons except pursuant to applicable exemptions from registration requirements.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such jurisdiction.

All trademarks and brands mentioned in this release are the property of their respective owners.

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www.wilan.com	© copyright Wi-LAN 2011 rev05/11	1

PRESS RELEASE

For more information, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

For more information, visit www.wilan.com or please contact	Tyler Burns Director, Investor Relations	11 Holland Avenue, Suite 608, Ottawa, ON K1Y 4S1 Tel: O: 613.688.4330 C: 613.697.0367 Email: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2011 rev05/11	2